August 11, 2008

VIA EDGAR AND FEDEX

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010

Attn:	Mr. John W. Madison, Attorney
Division of Corporation Finance

RE:	Universal Energy Corp.
Schedule 14A
Filed July 18, 2008
File No. 0-50284

Dear Mr. Madison,

This correspondence is being filed in response to comments contained in your letter dated August 5, 2008, relating to the above referenced Schedule 14A (File No. 0-50284) filed by Universal Energy Corp. (the “Company”) on July 18, 2008. These comments, and the responses on behalf of the Company to these comments, are set forth below. We enclose our response to your comments along with two blacklined copies of our amendments to the Schedule 14A. Our responses are numbered in a manner that corresponds with your comments as set out in your letter dated August 5, 2008.

Proposal No. 2 - Approval of an Amendment to the Company’s Amended Certificate of Incorporation, page 6

1.
We note that your recent 10-Q for the quarterly period ended March 31, 2008 indicates that the number of shares of common stock outstanding as of May 5, 2008 was 29,897,678. Please expand your disclosure to explain how your authorized shares increased from 29,897,678 to 249,999,866 shares in a little more than a month. Further, please provide greater detail on the shares that are reserved for issuance and the “other convertible securities” that appear to have been issued for the reserved shares.

Response:

Attached hereto as “Exhibit A” is the language inserted to expand our disclosure to explain the increase in shares and to provide greater detail of our convertible securities.

2.
Further clarify the number of shares of your common stock that are: (i) issued and outstanding; (ii) authorized and reserved for issuance; and (iii) authorized but unreserved. In this regard, your disclosure suggests that you have reserved shares above your total authorized amount. Please revise or advise.

Response:

The following table summarizes our currently issued and outstanding shares of common stock and the number of shares that we anticipate reserving for issuance upon approval of Proposal No. 2 by our stockholders:

Common Stock Currently Issued and Outstanding	249,999,866

Shares to be reserved for issuance (at current exercise and conversion prices):
Conversions of Existing Debentures (150% reserved per agreement)	771,445,861
Warrants	139,635,836
2006 Option Plan	37,500,000

Total number of shares to be reserved for issuance	948,581,697

Total number of shares authorized but unreserved	301,418,437

In connection with the foregoing responses, Universal Energy Corp. acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us with any questions you may have.

Kindest Regards,

/s/ Dyron M. Watford
Dyron M. Watford

cc:   Joseph Sierchio, Esq.
Billy R. Raley

EXHIBIT A

As previously reported, during the past twelve months we completed several private placements in order to fund our exploration and development activities.

Our September 2007 Financing. Pursuant to a securities purchase agreement dated September 10, 2007 (the “September 2007 SPA”), we sold an aggregate principal amount of $5,110,294 of our Senior Secured Convertible 8% Debentures due August 30, 2009 (the “September 2007 Debentures”) convertible into common stock at a price of $0.80 per share, and related stock purchase warrants to purchase up to 6,387,868 shares of our common stock at a price of $0.88 and 6,387,868 shares of our common stock at a price of $0.80 (collectively, the “September 2007 Warrants”). We received aggregate proceeds of approximately $4,000,000 reflecting a 20% original issue discount to the 12 accredited investors who purchased the September 2007 Debentures and the September 2007 Warrants less a $280,000 placement commission.

Our November 2007 Financing. Pursuant to a securities purchase agreement dated November 29, 2007 (the “November 2007 SPA”), we sold an aggregate principal amount of $1,742,647 of our Junior Convertible 8% Debentures due October 31, 2009 (the “November 2007 Debentures”) convertible into common stock at a price of $0.80 per share, and related stock purchase warrants to purchase up to 2,178,309 shares of our common stock at a price of $0.88 per share, 2,178,309 shares of our common stock at a price of $0.80 per share, and 2,178,309 shares of our common stock at a price of $1.00 per share (collectively, the “November 2007 Warrants”). We received aggregate proceeds of approximately $1,350,000 reflecting a 20% original issue discount to the 7 accredited investors who purchased the November 2007 Debentures and the November 2007 Warrants less a $94,500 placement commission. The purchasers of the November 2007 Debentures and the November 2007 Warrants were also purchasers of the September 2007 Debentures and the September 2007 Warrants.

Our May 2008 Financing. Pursuant to a securities purchase agreement dated May 29, 2008 (the “May 2008 SPA”) we sold an aggregate principal amount of $1,006,618 of our Junior Convertible 8% Debentures due May 31, 2010 (the “May 2008 Debentures”) convertible into common stock at a price of per share equal the lesser of (i) $0.25 (subject to resets and adjustments pursuant to the terms of this debenture and subject to equitable adjustments for stock splits, stock dividends or rights offerings by the Company relating to the Company's securities or the securities of any Subsidiary of the Company, combinations, recapitalization, reclassifications, extraordinary distributions and similar events) (the "Fixed Conversion Price") or (ii) 80% of the average of the three (3) lowest Closing Bid Prices of the Common Stock over the twenty (20) trading day period ending on the trading day immediately preceding the applicable Conversion Date, and related stock purchase warrants to purchase up to 4,026,471 shares of our common stock at a price of $0.25 per share (collectively, the “May 2008 Warrants”). We received aggregate proceeds of approximately $770,000 reflecting a 20% original issue discount to the 13 accredited investors who purchased the May 2008 Debentures and the May 2008 Warrants less a $53,450 placement commission. The majority of purchasers of the May 2008 Debentures and the May 2008 Warrants were also purchasers of the September 2007 Debentures, the September 2007 Warrants, the November 2007 Debentures and the November 2007 Warrants.

The terms of each of the September 2007 Debentures, September 2007 Warrants, the November 2007 Debentures and the November 2007 Warrants provided that their respective conversion or exercise price as the case may be, were to be reset in the event that we issued shares of our common stock or securities convertible into or exercisable for our common stock (other than certain permitted issuances) at an effective conversion price or exercise price lower than the than applicable conversion or exercise price of each of the September 2007 Debentures, September 2007 Warrants, the November 2007 Debentures and the November 2007 Warrants.

Accordingly, the conversion price of each of the September 2007 Debentures and the November 2007 Debentures was reset to a price equal to the lesser of (i) the Fixed Conversion Price or (ii) 80% of the average of the three (3) lowest Closing Bid Prices of the Common Stock over the twenty (20) trading day period ending on the trading day immediately preceding the applicable Conversion Date; and the exercise price of the September 2007 Warrants and the November 2007 Warrants were reset to $0.25 per share.

Amortization of the September 2007 Debentures and the November 2007 will begin monthly commencing on September 1, 2008 and November 1, 2008 respectively. Subject to certain conditions, the amortization may be effected through cash payments, or at our option, through the issuance of shares of our common stock or some combination of cash and stock, based on a price per share equal to 80% of the lowest three (3) closing bid prices of the common stock over the 20 trading days immediately preceding the date of such payment. We cannot provide assurance that we will have sufficient cash available to satisfy the repurchase of the Notes entirely in cash.

Recent Conversion of the September 2007 Debentures and the November 2007 Debentures.

At the time we completed each of the September 2007 Financing, the November 2007 Financing and the May 2008 Financing, our management believed that we had sufficient authorized and unissued shares available for issuance (at the then applicable conversion and exercise prices) upon (i) conversion of the September 2007 Debentures, the November 2007 Debentures and the May 2008 Debentures (collectively, the “Debentures”) and (ii) the September 2007 Warrants, the November 2007 Warrants and the May 2008 Warrants (collectively, the “Warrants”). Following the completion of the May 2008 Financing, certain holders of the September 2007 Debentures and the November 2007 Debentures began to convert portions of their respective debentures. During the period from June 10, 2008 to July 3, 2008, the Company received conversion notices from our debenture holders as to $2,976,660 principal and interest amount of the September 2007 Debentures and the November 2007 Debentures; we issued an aggregate of 219,450,818 shares of our common stock in connection with these conversions.

Under current rules and regulations promulgated by Securities and Exchange Commission and which became effective in February of 2008, holders of our outstanding debentures generally may convert and resell the shares received upon conversion if they have held their respective Debentures for a period of six months.

Due to the decline of the market price for our common stock following the closing of the May 2008 Financing we exhausted our authorized and unissued shares. Under the terms of the Debentures, we are required to hold a meeting of our stockholders for the purpose of increasing the number of authorized shares so as to have a sufficient number of shares reserved for issuance upon conversion of the Debentures or exercise of the Warrants. In connection with such meeting, we are required to use our best efforts in soliciting stockholder approval of such increase in authorized shares of Common Stock.

As of August 1, 2008, we have issued and outstanding an aggregate principal amount of $5,965,848 of convertible debentures; based upon currently applicable conversion price of $0.0116 per share approximately 514,297,241 shares will be required if the Debentures are converted in full; additional, 139,635,836 shares will be required in order to satisfy our obligations under the Warrants at the current exercise price of $0.25 per share.